

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 5, 2011

Via Facsimile (212) 403-2000 and U.S. Mail
Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283

      Re: Airgas, Inc.
              Amendment to Schedule 14D-9/A
              Filed December 22, 2010
              File No.: 5-38422

Dear Mr. Young:

We have limited our review of the above referenced filing to the issue we have addressed in our comment.

Schedules 14D-9/A

1. We refer to comments 1 and 2 of the staff letter dated December 16, 2010 and reissue the comments in their entirety. As of this date, you have failed to respond to the letter. Further, the 14D-9/A filed on December 22, 2010 did not appear to contain disclosure that addressed or clarified the issues raised in prior comments 1 and 2. Given the approaching expiration date of the offer and the time that has already passed, please revise your 14D-9/A and respond expeditiously. Please ensure that all such revisions and the response letter are made available to the staff for review sufficiently in advance of the expiration date of the pending offer in order to facilitate the staff's and shareholders' consideration of the revised recommendation statement.

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   David Katz, Esq.
Wachtell, Lipton, Rosen & Katz